12-30-01

843405

02016405

bit index begin on page 2

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a -16 or 15d-16 of
the Securities Exchange Act of 1934

For the nine months ended December 30, 2001 Commission File Number: 0-29712

DOREL INDUSTRIES INC.
1255 Greene Avenue, Suite 300
Westmount (Quebec) Canada H3Z 2A4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: ______________________

Name: Martin Schwartz

Title: President, Chief Executive Officer

By: ______________________

Name: Jeffrey Schwartz

Title: Vice-President, Finance and Secretary

Date: Feb. 27, 2003

DOREL INDUSTRIES INC.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 30, 2001
ALL FIGURES IN US $

	as at December 30, 2001	as at December 30, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	18,639,332	6,670,073
Accounts receivable	93,945,085	126,133,383
Inventories	152,410,919	141,141,216
Income taxes refundable	5,156,846	-
Prepaid expenses	17,178,346	16,073,615
Deferred income taxes	11,195,419	15,890,047
	298,525,946	305,908,334
CAPITAL ASSETS	98,366,101	106,014,914
DEFERRED CHARGES	12,556,949	8,968,864
INTANGIBLE ASSETS	155,678,862	152,093,682
DEFERRED INCOME TAXES	1,327,000	1,938,172
OTHER ASSETS	2,120,000	1,120,000
	568,574,858	576,043,966
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	7,911,115	4,759,295
Accounts payable and accrued liabilities	104,873,424	108,345,040
Income taxes payable	-	518,929
Current portion of long-term debt	2,680,175	2,537,410
	115,464,714	116,160,674
LONG-TERM DEBT	225,245,690	254,749,690
PENSION OBLIGATION	12,879,462	12,619,192
DEFERRED INCOME TAXES	3,072,895	2,709,775
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	63,023,003	62,495,101
RETAINED EARNINGS	153,223,326	127,719,280
CUMULATIVE TRANSLATION ADJUSTMENT	(4,334,230)	(409,746)
	211,912,098	189,804,635
	568,574,858	576,043,966

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 30, 2001
ALL FIGURES IN US $

	Fourth quarter ended		Year ended	
	December 30, 2001	December 30, 2000	December 30, 2001	December 30, 2000
SALES	219,472,432	213,420,120	916,769,449	757,539,886
EXPENSES				
Cost of sales	175,050,035	169,323,259	718,122,655	582,741,187
Operating	29,027,171	23,335,684	97,163,747	83,189,365
Amortization	3,328,856	5,978,458	21,168,110	21,040,621
Research and development costs	(553,680)	899,652	2,569,082	2,876,339
Restructuring costs	-	9,737,181	-	9,737,181
Product liability	20,000,000	2,300,000	20,000,000	2,300,000
Interest on long-term debt	3,478,770	5,859,999	17,643,408	14,968,322
Other interest	238,223	57,521	818,833	573,991
	230,569,374	217,491,754	877,485,835	717,427,006
Income (loss) from continuing operations before income taxes and amortization of goodwill	(11,096,942)	(4,071,634)	39,283,615	40,112,880
Income taxes	(7,167,788)	(4,510,697)	4,730,728	5,431,838
Income (loss) from continuing operations before amortization of goodwill	(3,929,154)	439,063	34,552,886	34,681,042
Amortization of goodwill	2,025,229	1,932,011	7,990,905	4,708,093
Income (loss) from continuing operations	(5,954,383)	(1,492,948)	26,561,981	29,972,949
Loss from Discontinued operations	(1,057,935)	(9,288,979)	(1,057,935)	(12,667,404)
NET INCOME (LOSS)	(7,012,318)	(10,781,927)	25,504,046	17,305,545
EARNINGS (LOSS) PER SHARE - BASIC:				
Before amortization of goodwill	(0.14)	0.02	1.23	1.23
From continuing operations	(0.21)	(0.05)	0.94	1.07
Net income (loss)	(0.25)	(0.38)	0.91	0.62
EARNINGS (LOSS) PER SHARE - DILUTED:				
Before amortization of goodwill	(0.14)	0.02	1.21	1.22
From continuing operations	(0.21)	(0.05)	0.93	1.05
Net income (loss)	(0.24)	(0.38)	0.89	0.61
SHARES OUTSTANDING				
Basic - weighted average	28,170,492	28,125,492	28,159,026	28,124,956
Diluted - weighted average	28,629,036	28,259,657	28,568,566	28,517,181

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 30, 2001
ALL FIGURES IN US $

	Fourth quarter ended		Year ended	
CASH PROVIDED BY (USED IN):	**December 30, 2001**	**December 30, 2000**	**December 30, 2001**	**December 30, 2000**
OPERATING ACTIVITIES				
Income (loss) from continuing operations:	(5,954,384)	(1,492,948)	26,561,981	29,972,949
Adjustments for:				
Amortization	5,354,086	7,910,469	29,159,015	25,748,714
Write-down of assets in restructuring	-	4,354,000	-	4,354,000
Deferred income taxes	4,323,212	(1,240,260)	5,703,996	(3,957,704)
Gain on disposal of capital assets	(255,897)	(2,270)	(146,000)	(25,000)
	3,467,017	9,528,991	61,278,992	56,092,959
Changes in non-cash working capital:				
Accounts receivable	45,701,100	(1,741,012)	3,820,218	1,613,898
Inventories	19,812,721	10,977,143	(10,646,548)	(20,103,839)
Prepaid expenses	3,789,415	1,582,406	(1,255,749)	(4,540,926)
Accounts payable and accrued liabilities	2,548,409	8,134,230	2,042,008	21,470,049
Income taxes payable	(11,311,604)	(8,131,443)	(8,087,733)	(5,219,365)
	60,540,041	10,821,324	(14,127,804)	(6,780,183)
CASH PROVIDED BY OPERATING ACTIVITIES	64,007,058	20,350,315	47,151,187	49,312,776
FINANCING ACTIVITIES				
Decrease in long-term debt	(34,780,027)	(10,404,778)	(40,319,591)	(18,401,421)
Issuance of capital stock	(254)	(283)	527,902	31,578
Repurchase of capital stock	-	7,304	-	(814,519)
Increase (decrease) in bank indebtedness	(1,981,828)	3,220,916	3,257,636	4,015,540
CASH USED IN FINANCING ACTIVITIES	(36,762,109)	(7,176,841)	(36,534,053)	(15,168,822)
INVESTING ACTIVITIES				
Acquisition of subsidiary company	-	-	(9,155,405)	(143,540,499)
Cash on hand	-	-	547,590	6,860,721
	-	-	(8,607,815)	(136,679,778)
Financed by long-term debt	-	-	8,607,815	136,679,778
	-	-	-	-
Additions to capital assets - net	(4,070,595)	(4,396,746)	(11,198,776)	(15,119,039)
Proceeds from sale of accounts receivable	-	-	27,750,000	-
Other assets	(1,000,000)	(1,120,000)	(1,000,000)	(1,120,000)
Proceeds from sale of discontinued operation	-	1,187,000	-	1,187,000
Deferred charges	(3,594,110)	(2,302,316)	(7,049,903)	(7,002,354)
Intangible assets	(3,521,963)	(247,086)	(4,424,000)	(571,306)
CASH USED IN INVESTING ACTIVITIES	(12,186,668)	(6,879,148)	4,077,321	(22,625,699)
NET CASH USED IN DISCONTINUED OPERATIONS	(3,675,000)	(3,755,610)	(3,675,000)	(10,557,355)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,009,615	(1,067,429)	949,804	(373,636)
NET INCREASE IN CASH	12,392,896	1,471,287	11,969,259	587,264
Cash, beginning of period	6,246,436	5,198,786	6,670,073	6,082,809
CASH, END OF PERIOD	18,639,332	6,670,073	18,639,332	6,670,073

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 30, 2001
ALL FIGURES IN US $

	2001	2000
BALANCE, BEGINNING OF PERIOD	127,719,280	119,344,595
Adoption of new accounting recommendations (Note 1)	-	(8,232,683)
	127,719,280	111,111,912
Net income	25,504,046	17,305,545
Premium paid on repurchase of shares	-	(698,177)
BALANCE, END OF PERIOD	153,223,326	127,719,280

Notes to the Consolidated Financial Statements
As at December 30, 2001
All figures in US$

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These consolidated financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 30, 2000.

The Company had historically presented its financial statements in Canadian dollars. Effective January 1, 2000, as a result of the Company's increasing economic activity in the United States, the U.S. dollar was adopted as the Company's reporting currency. The comparative financial information presented here has been restated using the translation of convenience method. For periods up to and including March 31, 2000, the Canadian dollar financial statements of the Company have been restated in U.S. dollars using the December 30, 1999 closing exchange rate.

Change in Accounting Principles

Employee future benefits
Effective January 1, 2000, the Company adopted the recommendation of the Canadian Institute of Chartered Accountants (CICA) Section 3461 "Employee Future Benefits" which has been applied retroactively without restating prior years. This section requires an entity to recognize the cost of retirement benefits and post-employment benefits in the reporting period in which an employee has provided the service that gives rise to the benefits. The cumulative effect of adopting the new recommendations at January 1, 2000, was to decrease retained earnings by $6.1 million, increase deferred income tax assets by $4.8 million and increase the accumulated post retirement benefit obligation by $12.0 million.

Income taxes
Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3465, "Income Taxes" which has been applied retroactively without restating prior years. This section requires future income tax assets and liabilities to be computed based on differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted income tax rate in effect at the balance sheet date. The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings and to increase deferred income tax liabilities by $2.1 million.

Earnings per share
During the year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3500, "Earnings per Share" which has been applied retroactively with prior periods being restated. This section requires the treasury stock method be used rather than the imputed earnings method for determining the dilutive effect of warrants and options when calculating diluted earnings per share. Adoption of the new recommendations did not have a significant impact on the diluted earnings per share calculation.

Reclassifications

Certain of the prior year's accounts have been reclassified to conform to the 2001 financial statement presentation.

2. Business Acquisition

On April 27, 2001, the Company acquired all the outstanding common shares of Quint BV a developer, marketer and distributor of juvenile products including strollers and furniture and Interservice Alpha, a marketer and distributor of baby bedrooms for a total consideration of $9.2 million, which was financed through long-term debt. The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following ('000):

Assets		
Cash	$ 548	
Accounts receivable	1,995	
Inventories	3,117	
Capital assets	276	
Goodwill	7,924	
		13,860
Liabilities		
Accounts payable and accrued liabilities	3,915	
Long-term debt	789	
		4,704
Total purchase price		**$9,156**

3. Sale of Accounts Receivable

During the second quarter the Company sold specific accounts receivable in the amount of $30,000,000, in a securitization transaction, of which $2,250,000 represented retained interests. In addition, the Company retained servicing responsibilities relating to the accounts receivable sold. The transaction resulted in a net charge to income in the amount of $236,542 in the fourth quarter and $612,924 year-to-date.

4. Earnings per share

The reconciliation for the calculation of basic and diluted earnings per share from continuing operations is as follows:

	Fourth Quarter Ended		Year Ended	
	Dec. 30, 2001	**Dec. 30, 2000**	**Dec 30, 2001**	**Dec. 30, 2000**
Basic Earnings (loss) per Share from Continuing Operations				
Weighted average number of shares outstanding (000's)	28,170	28,125	28,159	28,125
Basic Earnings (loss) per Share from Continuing Operations	**$ (0.21)**	**$ (0.05)**	**$ 0.94**	**$ 1.07**
Diluted Earnings (loss) per Share from Continuing Operations				
Weighted average number of shares outstanding (000's)	28,170	28,121	28,155	28,125
Dilutive effect of stock options and warrants (000's)	459	134	410	392
Adjusted weighted average number of shares outstanding (000's)	28,629	28,260	28,569	28,517
Diluted Earnings (loss) per Share from Continuing Operations	**$ (0.21)**	**$ (0.05)**	**$ 0.93**	**$ 1.05**
Number of options or warrants excluded from diluted earnings per share calculation as their exercise price was greater than the average market price of the common shares during the period (000's)	200	531	200	411

5. Segmented Information

For the Year Ended December 30, 2001 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2001	**2001**	**2001**	**2001**	**2001**
Sales to customers	$ 503 891	$ 244 173	$ 168 705	$ -	$ 916 769
Inter-segment sales	-	3 155	2 663	(5 818)	-
TOTAL OPERATING REVENUE	503 891	247 327	171 368	(5 818)	916 769
OPERATING PROFIT**	$ 10 624	$ 44 196	$ 3 410		58 230
Corporate expenses					8 475
Interest					18 462
Income taxes					4 731
INCOME FROM CONTINUING OPERATIONS					$ 26 562
DISCONTINUED OPERATIONS					(1 058)
NET INCOME					$ 25 504
AMORTIZATION	$ 21 042	$ 4 728	$ 2 253		

** - Includes one-time charges

For the Year Ended December 30, 2000 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2000	**2000**	**2000**	**2000**	**2000**
Sales to customers	$ 369 582	$ 245 745	$ 142 213	$ -	$ 757 540
Inter-segment sales	87	878	-	(965)	-
TOTAL OPERATING REVENUE	369 669	246 623	142 213	(965)	757 540
OPERATING PROFIT**	$ 16 678	$ 40 438	$ 1 708		58 824
Corporate expenses					7 876
Interest					15 542
Income taxes					5 432
INCOME FROM CONTINUING OPERATIONS					$ 29 974
DISCONTINUED OPERATIONS					(12 668)
NET INCOME					$ 17 306
AMORTIZATION	$ 15 058	$ 6 849	$ 2 874		

** - Includes one-time charges

For the Three Month Period Ended December 30, 2001 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2001	2001	2001	2001	2001
Sales to customers	$ 108 928	$ 58 085	$ 52 459	$ -	$ 219 472
Inter-segment sales	(8)	207	2 121	(2 320)	-
TOTAL OPERATING REVENUE	108 920	58 291	54 580	(2 320)	219 472
OPERATING PROFIT**	$ (19 590)	$ 12 043	$ 369		(7 178)
Corporate expenses					2 227
Interest					3 717
Income taxes					(7 168)
INCOME (LOSS) FROM CONTINUING OPERATIONS					$ (5 954)
DISCONTINUED OPERATIONS					(1 058)
NET INCOME (LOSS)					$ (7 012)
AMORTIZATION	$ 4 041	$ 605	$ 390		

** - Includes one-time charges

For the Three Month Period Ended December 30, 2000 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
	2000	2000	2000	2000	2000
Sales to customers	$ 102 174	$ 67 875	$ 43 371	$ -	$ 213 420
Inter-segment sales	(25)	391	-	(366)	-
TOTAL OPERATING REVENUE	102 149	68 266	43 371	(366)	213 420
OPERATING PROFIT**	$ (7 363)	$ 12 343	$ (2 589)		2 391
Corporate expenses					2 477
Interest					5 918
Income taxes					(4 511)
INCOME (LOSS) FROM CONTINUING OPERATIONS					$ (1 493)
DISCONTINUED OPERATIONS					(9 289)
NET INCOME (LOSS)					$ (10 782)
AMORTIZATION	$ 5 239	$ 1 725	$ 595		

** - Includes one-time charges

Note that there has not been a material change in the relative value of segmented asset information disclosed in the most recently audited annual consolidated financial statements dated December 30, 2000. As such, these amounts are not disclosed here.

C O M M U N I Q U É

JUVENILE

Cosco

Maxi-Miliaan B.V.

Safety 1st

Dorel (U.K.)

READY-TO-ASSEMBLE

Ameriwood

Ridgewood

HOME FURNISHINGS

Dorel Home Products

Cosco

Dorel Asia

EXCHANGES

CANADA:
Toronto
Stock Exchange:
DII.A, DII.B

U.S.A.:
NASDAQ:
DIIBF

CONTACT:
Maison Brison
Rick Leckner
Jon Reider
(514) 731-0000

Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

DOREL ANNOUNCES FOURTH QUARTER AND YEAR-END RESULTS

Company On Track For Growth In 2002

Montreal, February 26, 2002---Dorel Industries Inc. (TSE: DII.A, DII.B; NASDAQ: DIIBF) today released fourth quarter and year-end results in line with the guidance it issued on January 17, 2002. Income from continuing operations, before one-time charges, for the year ending December 30, 2001 was $1.36 per share fully-diluted compared with $1.31 earned in 2000. After one-time charges, net income was $0.89 per share in 2001 compared to $0.61 per share in 2000. EBITDA, adjusted for one-time charges, for the year increased 11.5% to $98.9 million, up from $88.7 million in 2000. The Company noted that the figures in 2001 are net of a $0.05 per share charge pertaining to the write-off of Kmart accounts receivable as a result of their filing of Chapter 11 since year end.

As previously announced, Dorel recorded a $12.4 million after-tax charge to reflect a one-time charge related to the Company's decision to increase the self-insured component of its product liability insurance program.

Revenues and earnings for the fourth quarter and year ended December 30, 2001 were as follows:

Note: All figures are in U.S. dollars

Summary of Financial Highlights			
Fourth quarter ended December 30			
All figures in US $	**2001**	**2000**	**Change %**
Revenue	219,472,432	213,420,120	2.8%
Income from continuing operations**	6,445,617	5,999,810	7.4%
Earnings per share - Diluted**	0.23	0.21	6.0%
Net loss	(7,012,318)	(10,781,927)	35.0%
Earnings per share - Diluted	(0.24)	(0.38)	36.1%
Average number of shares outstanding –			
Diluted weighted average	28,629,036	28,259,657	

Summary of Financial Highlights			
Year ended December 30			
All figures in US $	**2001**	**2000**	**Change %**
Revenue	916,769,449	757,539,886	21.0%
Income from continuing operations**	38,961,981	37,465,707	4.0%
Per share - Fully diluted**	1.36	1.31	3.8%
Net income	25,504,046	17,305,545	47.4%
Per share - Diluted	0.89	0.61	47.1%
Average number of shares outstanding –			
Diluted weighted average	28,568,566	28,517,181	

** adjusted for one-time charges

"Taking into consideration the serious challenges faced by every industry during the latter half of 2001, Dorel is pleased with its performance last year. While income from continuing operations (before one-time charges) was only up 4% on a year over year basis, we continue to perform better than our competitors and succeeded in building our market share in each of our three segments of operation. We were successful in operating within a retail environment that was very difficult, where retailers were taking a far more cautious approach and one in which consumers were being extremely prudent in their buying patterns. The reverberations through the economy sparked by the tragic events of September 11, along with the run-up to Kmart's Chapter 11 filing were significant. There is no question that we felt the impact of these factors right through to the end of the fourth quarter," stated Martin Schwartz, Dorel's President and CEO.

RESULTS BY SEGMENT

JUVENILE

Sales for the year in juvenile rose 36% to $504 million, while earnings from operations were up 6% to $30.6 million. Year over year, fourth quarter sales rose 7% to $109 million with earnings from operations were down 91% to $410,000.

Sales in North America for the fourth quarter were flat over the prior year with the growth coming from increased sales in Europe, principally as a result of the Quinny acquisition. Despite the very tough retail environment in North America in the fourth quarter, the Company was able to maintain its sales at last year's levels. The sales increase for the year includes growth in the stroller, car seat, toddler bed and infant health care categories. "Branding has been highly successful in the growth of sales, not only with the Company's own brands such as Safety 1st, Cosco and Maxi-Cosi, but through licensing agreements with Eddie Bauer, Playskool, and Disney. This strategy coupled with new product development will continue to solidify the Dorel Juvenile Group as a leader in the industry," said Mr. Schwartz.

Profitability in the fourth quarter was severely impacted by a number of factors that seriously impeded the Juvenile sector's normally solid performance. Among those were the reluctance on the part of retailers to carry what would be considered normal levels of inventories, the impact of the Kmart uncertainty as it moved closer to Chapter 11, and to a lesser extent some lingering logistical problems on the European side that have now been fully worked out.

Mr. Schwartz stated the Company is disappointed with the overall performance of the Juvenile Group in 2001 and has taken measures to ensure that the Group is immediately put back on track for a return to its solid levels of profitability. "We continue to forecast record sales of between $525 and $575 million for Juvenile in 2002 and we are confident that our quick actions and strong positioning will allow us to post earnings from operations of between 7.5% and 8.5% this year." Mr. Schwartz noted that thus far in the first quarter, the Juvenile Group has shown a return to historical levels of performance.

READY-TO-ASSEMBLE FURNITURE

Sales for the year in RTA furniture were down less than 1% to $244 million, while earnings from operations increased 9% to $44 million. During the fourth quarter year over year sales dropped 14% to $58 million while earnings from operations decreased 2% to $12 million. The drop in sales in the fourth quarter was directly related to the Kmart situation. Margins improved through the quarter as a result of a very favourable mix of products and the benefits of continued improvements in overall operating efficiencies.

"The positive results of our RTA furniture sector are in contrast to the others in the industry that have experienced a particularly difficult year. In fact, we believe we are the only RTA producer that has been able to post such strong increases in earnings on a year over year basis. Dorel's RTA segment has traditionally done well in a weaker economy as our products are in the promotional and mid-price points. Clearly we have made gains during this difficult economic period at the expense of our competitors," commented Mr. Schwartz. He also confirmed that the RTA Group is still on track to generate sales of between $270 and $285 million in 2002 with earnings from operations in the range of 16.5% to 17.5% of sales.

HOME FURNISHINGS

Sales for the year in Home Furnishings were up 19% to $169 million, while earnings from operations increased close to 100% to $3.4 million. During the fourth quarter year over year sales were up 21% to $52 million with earnings from operations of $368,831 versus a loss of $2.6 million in the corresponding period of 2000. The segment benefited from continued strength in demand and a successful turnaround that significantly lowered the cost structure of the operations. All indications point to a return to profitability within the Montreal operations in the current year.

"We have achieved the planned turnaround in the Home Furnishings Sector," stated Mr. Schwartz. "We are definitely on track for continued improvement and we continue to forecast record sales of between $165 and $175 million and earnings from operations of approximately 4% to 5% of sales."

MANAGEMENT CHANGE

Dorel announced that Mr. Nick Costides, President of the Dorel Juvenile Group in North America is no longer with the Company, and Pierre Dupuis, Chief Operating Officer of Dorel, has assumed the role of interim President of the Juvenile Group. A replacement for Mr. Costides is expected to be named in the near future.

OUTLOOK

"To date the first quarter has been very solid, which confirms our confidence in a strong 2002. Revenues are on budget and we are quite pleased with these levels. Both the Juvenile and RTA furniture segments have developed aggressive plans to grow their market share. We are confident the combination of strong brands, aggressive product development, solid customer relationships and cost-conscious operations will produce gains in 2002. We also foresee a continuing decrease in the cost of raw materials and further expect that our growing purchasing power will stand us in good stead for both supplies and services. The turnaround in Home Furnishings and the strong performance of Dorel Asia will also be factors in our success throughout this year," concluded Mr. Schwartz. Given these factors, the Company is maintaining its guidance for the 2002 fiscal year of earnings in the range of $1.90 to $2.00 per share.

DOREL PROFILE

Dorel Industries Inc. is a rapidly growing, consumer products manufacturer specializing in three product areas. Dorel's product offerings include juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; a wide variety of ready-to-assemble (RTA) furniture for home and office use; and home furnishings such as metal folding furniture, chairs, tables, bunk beds, futons and step stools.

Dorel employs approximately 3,800 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia and Canton, Massachusetts. The Company's major divisions in the United States include Cosco, Ameriwood and Safety 1st. In Canada, Dorel operates Ridgewood and Dorel Home Products. European operations are carried out through Maxi-Miliaan B.V. in the Netherlands as well as Dorel (U.K.) in the United Kingdom.

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Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

INFORMATION FOR SHAREHOLDERS

Dorel Industries Inc. will be holding a conference call this morning at 11:30 AM Eastern Standard Time, to discuss its fourth quarter and year end results. Anyone interested is asked to call (514) 985-7031 (in Montreal or overseas) or 1-888-294-1704 (elsewhere in North America). It is also possible to sit in on the conference call through webcasting sites at the following addresses: www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-800-558-5253 and entering the passcode 20369628 on your phone. This tape recording will be available on Tuesday, February 26th as of 1:30 P.M. until 11:00 P.M. on Thursday, February 28th.